Exhibit 99.2
December 30, 2009
NOTE: Letter to be personalized to individual customers
Dear Valued Customer:
I have some very exciting news to share. On December 30, 2009, Trinity Industries, Inc. entered into a definitive agreement to acquire the outstanding common shares of Quixote Corporation, pursuant to a tender offer by a wholly-owned subsidiary of Trinity.
Assuming this transaction closes, I wanted to share with you some thoughts on this transaction. Quixote is a respected industry leader, and upon the completion of this transaction will be a highly valued addition to Trinity’s Construction products businesses. With this transaction, our expanded company will be well positioned for growth in the infrastructure arena.
•	The transaction between Trinity and Quixote joins two complementary companies to drive innovation and breakthrough product designs to meet customers’ needs and provide more affordable solutions to facilitate product installations worldwide in the highway products industry.

•	This is a compelling combination that strengthens the companies’ capabilities and expands market presence across North America and internationally.

•	This combination will provide benefits to customers. We will use the combined network to enhance service to all of our valued customers in North America and abroad who are leading the building of critical infrastructure worldwide.
As we work to bring the two companies together, be assured that our priority will be to provide the same high level of customer service that you have come to rely on. We will also keep you posted on any relevant events as they develop. In the meantime, we will continue to conduct business with you as we do today.
I hope you share in our excitement as we increase our capabilities, expand our company and join forces with a leading developer and manufacturer of highway safety products to protect and direct motorists. If you would like to learn more about the transaction, read the attached press release, or visit www.quixotecorp.com or www.trin.net.
On behalf of Trinity Highway Products, LLC, thank you for your support, and as always, we look forward to continued success with you in the future.
Best Regards,
Signature to be determined by customer

Important Additional Information: The tender offer described in this letter has not yet commenced, and this letter is neither an offer to purchase nor a solicitation of an offer to sell securities of Quixote. At the time the tender offer is commenced, Trinity and its wholly-owned subsidiary, THP Merger Co. (the “Purchaser”), intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and related tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”), and Quixote intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Trinity, the Purchaser and Quixote intend to mail these documents to the stockholders of Quixote. These documents will contain important information about the tender offer, including the various terms of, and conditions to, the tender offer, and stockholders of Quixote are urged to read them carefully and in their entirety before making any decision to tender securities in the planned tender offer. When available, the Tender Offer Statement, as well as the Solicitation/Recommendation Statement, will be made available to Quixote’s stockholders at no expense to them and will also be available at no charge on the SEC’s website at www.sec.gov.